

May 20, 2021

Donald Benziger
Executive Vice President and Chief Financial Officer
Richmond Mutual Bancorporation, Inc.
31 North 9th Street
Richmond, Indiana 47374

> **Re: Richmond Mutual Bancorporation, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed March 31, 2021**
> **File No. 001-38956**

Dear Mr. Benziger:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the period ending December 31, 2020

Consolidated Balance Sheets, page 69

1. In future filings, please disaggregate mortgage loans held for sale and mortgage loans held for long-term investment on your consolidated balance sheet. Refer to ASC 948-310-45-1. Please provide us with your proposed disclosure.

Note 1: Nature of Operations and Summary of Significant Accounting Policies, page 74

2. We note that you typically sell most of your conforming fixed-rate one-to-four family loans you originate, that in 2020 you sold $102.9 million one-to-four family loans as well as other loans of $4.3 million and recognized a $3.6 million gain on these sales compared to $0.6 million in 2019. In future filings, please address the following:

   • Disclose how you account for loans held for sale; and

- Disclose the method used in determining the lower of cost or fair value of mortgage loans (that is, aggregate or individual loan basis). Refer to ASC 948-310-50-1.

Please provide us with your proposed disclosure.

Note 13. Benefit Plans, page 98

3.   You disclose that you are in the process of terminating your participation in the Pentegra Defined Benefit Plan and that you have accrued approximately $17.5 million for the withdrawal liability which is subject to change upon final termination. You also disclose that one of the risks of participating in a multi-employer plan is if a Company chooses to stop participating in a multi-employer plan, it may be required to pay an amount based on the underfunded status of the plan. Considering the impact of the withdrawal liability which triggered the net loss of $14.1 million in 2019, please enhance future filings to more fully address your obligations under the plan upon termination, how you measured the current liability recognized, and factors that could impact your current accrued liability. Refer to ASC 715-80-35 and ASC 450-20-50.

Please provide us with your proposed disclosure.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dave Irving at (202) 551-3321 or Michelle Miller at (202) 551-3368 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance